UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                             Sequential
     Exhibit                 Description                     Page Number
     -------                 -----------                     -----------

       1.         Press release on ALVARION ANNOUNCES
                  AVAILABILITY OF WORLD'S SMALLEST
                  COMPLETE GSM NETWORK , dated
                  February 14, 2006                               4

       2.         Press release on ALVARION EXTENDS
                  LEADERSHIP IN COMPACT GSM
                  SOLUTIONS WITH NEW SMALLER ULTRAWAVE
                  PRODUCTS , dated February 14, 2006
                                                                  6

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: February 14, 2006             By: /s/ Dafna Gruber
                                       -------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO             Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com

                              FOR IMMEDIATE RELEASE



               ALVARION ANNOUNCES AVAILABILITY OF WORLD'S SMALLEST
                              COMPLETE GSM NETWORK


    UltraWAVE NIB Supports Full Functionality Including Value Added Services

                                       ---

3GSM Barcelona, Spain, February 14, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the availability of the world's smallest complete GSM network, the UltraWAVE network-in-a-box (NIB). Designed for rapid deployment and easy integration with existing wireless and wireline networks, the NIB is ideal for government and military installations; transportation applications such as ships, airplanes, subways, and tunnels; and private networks, including as a laboratory system for GSM developers' solutions testing. The UltraWAVE NIB supports full GSM functionality, including value added services, and is perfectly suited for small to medium size networks and for deployment in remote areas. Commercially available by the end of the first quarter of this year, the UltraWAVE NIB will be first shown at Alvarion's booth in Hall 2 (#F10a) at the 3GSM World Congress being held February 13-16, 2006, in Barcelona, Spain.

"As the smallest complete GSM network solution, the UltraWAVE NIB is a major breakthrough that results in cost effectiveness and faster time to market for operators as they can now quickly buy and deploy an entire network in one step," said Amir Rosenzweig, President of Alvarion, Inc. "There are many cell-in-a-box solutions available today, but our NIB is the first to support complete GSM network functionality including value added services. This gives our customers, especially extremely small and other specialized operators such as governments, additional granularity in their network building for greater CAPEX and OPEX savings and shows our ongoing efforts to develop innovative products for the mobile market."

The UltraWAVE Network-in-a-Box (NIB) is the smallest and least expensive entry point to offering GSM services, providing a complete network solution with flexible backhaul. Operating in the GSM frequencies of 850, 900, 1800, and 1900 MHz, the UltraWAVE NIB is housed in a single 19 inch rack-mounted chassis and meets "two-man lift" requirements. With its compact dimensions (53 x 49 x 41cm) and weight of 57 kg, the NIB is about the size of a small television.


About Alvarion
Alvarion is the worldwide leader in wireless broadband and compact cellular solutions providing systems to carriers, ISPs and private network operators, with more than 2 million units deployed in 150 countries.

Extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas, Alvarion offers complete and scalable mobile network solutions that feature a low cost of entry, local switching, and integrated VAS functionality. Alvarion mobile network solutions can also be used in rapid deployment situations as tactical networks and disaster recovery solutions for military and government applications, and they meet "two man lift" requirements.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.

                                    EXHIBIT 2


                   ALVARION EXTENDS LEADERSHIP IN COMPACT GSM
                  SOLUTIONS WITH NEW SMALLER ULTRAWAVE PRODUCTS


             Micro BTS/BS Plus and X40 Switch Offer Low Entry Points While Supporting Full Functionality Including Value-Added Services

                                       ---

3GSM Barcelona, Spain, February 14, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today extended its leadership in compact GSM solutions by introducing two new network products, the UltraWAVE Micro BTS/BS Plus and the UltraWAVE X40 MSC. Offering service providers lower entry points when building and augmenting GSM networks, both products support full GSM features, including value-added services, and are the newest additions to Alvarion's popular UltraWAVE product line--an ideal solution for small to medium networks and specialized applications with quick deployment and seamless integration into existing wireless and wireline network infrastructures.

The Micro BTS/BS Plus, at about one half the size of Alvarion's current BTS/BS Plus, and the X40 MSC, at about one-fourth the size of the current X100 MSC, represent significant breakthroughs in reduced size delivering unparalleled value and an accelerated return on investment. Also sufficiently scalable and flexible to adapt to changing carrier needs, both products will be commercially available by the end of the first quarter of this year.

"These products are exciting additions to our widely-deployed UltraWAVE product line as the first full featured GSM systems of their size," said Amir Rosenzweig, President of Alvarion, Inc. "Operators deploying either product will receive the same features as our larger systems without sacrificing the ability to scale their networks. Alvarion customers have come to expect cost-effective, easy-to-deploy GSM systems for remote and specialized applications from us, and the Micro BTS/BS Plus and X40 MSC expand our leadership in this area."

Operating in the GSM frequencies of 850, 900, 1800, and 1900 MHz, the UltraWAVE BTS/BS Plus is housed in a single 19 inch rack-mounted chassis and uses the same internal modules and software as our full-sized UltraWAVE BTS/BS Plus. Omni and sectorized configurations up to S444 are also supported. Alvarion's UltraWAVE X40 MSC is a full featured, digital switch for GSM networks, supporting all telephony services including integrated value-added services such as prepaid, voice mail and SMS. It can support up to 40,000 subscribers and 64 E1 ports for backhaul. The X40 is designed around a dual-platform load sharing redundant architecture with built-in HLR/VLR and full subscriber management features.

About Alvarion
Alvarion is the worldwide leader in wireless broadband and compact cellular solutions providing systems to carriers, ISPs and private network operators, with more than 2 million units deployed in 150 countries.

Extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas, Alvarion offers complete and scalable mobile network solutions that feature a low cost of entry, local switching, and integrated VAS functionality. Alvarion mobile network solutions can also be used in rapid deployment situations as tactical networks and disaster recovery solutions for military and government applications, and they meet "two man lift" requirements.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.